

New York Stock Exchange
11 Wall Street
New York, NY 10005

February 9, 2022

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Shares of beneficial interest, no par value per share of: Xtrackers Risk Managed USD High Yield Strategy ETF, a series of DBX ETF TRUST under the Exchange Act of 1934.

Sincerely,

[signature]